40-33

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 25 2007
WASH., D.C.
182

811-08038
Branch 20

September 20, 2007

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, copies of **Order Governing Pre-Trial Scheduling And Cross-Track Discovery in MDL 1586** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Ms. Kimberly Garber, SEC – Fort Worth
Ms. Sandra Gonzalez, SEC – Fort Worth

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

07060479

S:\srr\Litigation\MDL\Corr\L-092007(b)SEC.doc
091907 jc

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION **[All Tracks]**	**MDL 1586** **Case Nos. 04-MD-15861** **04-MD-15862** **04-MD-15863** **04-MD-15864**

[redacted] ORDER GOVERNING PRE-TRIAL
SCHEDULING AND CROSS-TRACK DISCOVERY IN MDL 1586

The Plaintiffs' Administrative Chair and counsel for Defendants having agreed in part, subject to court approval, to a master schedule governing the consolidated and coordinated Investor Class and Fund Derivative actions in MDL 1586 (the "Actions"), and agreed in part to procedures concerning cross-track discovery that will be conducted in the Actions, and having heard and considered the positions of the parties on any matters in dispute, it is this 11th day of JUNE, 2007, ORDERED that:

1. This Order shall supplant any scheduling order currently entered in any sub-track.[1]

2. Fact Discovery.

    a. Discovery may commence in all Actions, notwithstanding that there may be a stay of discovery in certain sub-tracks, or that a scheduling order may not be

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[1] The Court entered an Order Governing Discovery Between Bear Stearns and Plaintiffs on April 13, 2007 (the "Bear Stearns Order"). This Order only supplants the fact discovery cutoff set in paragraph 3 of the Bear Stearns Order and the provisions for coordination of expert discovery contained in paragraph 8 of the Bear Stearns Order. All other provisions of the Bear Stearns Order remain in effect and prevail with regard to discovery between Bear Stearns and plaintiffs, to the extent there is any conflict between the Bear Stearns Order and this Order.

entered in a particular sub-track, except if a stay in contemplation of settlement has been entered.

b. On or before June 18, 2007, (i) lead plaintiffs counsel in the fund investor class action shall identify, for each plaintiff in the operative consolidated amended investor class complaint, each mutual fund in which the person invested, and (ii) lead plaintiffs counsel in the fund derivative track in each sub-track shall identify, for each plaintiff in the operative consolidated amended fund derivative complaint, each fund in which the plaintiff held shares at the time the complaint was filed.

c. On or before July 16, 2007, lead plaintiffs counsel in the fund investor class action in each sub-track shall identify, for each plaintiff in the operative consolidated amended investor class complaint, (i) as to each such fund, the times (by month and year) during which plaintiff was invested in the fund, (ii) the date, number of shares, share class and share price of each purchase or sale, and (iii) each account name and number through which the individual invested in the mutual funds.

d. On or before July 16, 2007, lead plaintiffs' counsel in the fund derivative action in each sub-track shall identify, for each plaintiff in the operative consolidated amended fund derivative complaint, (i) each mutual fund in that sub-track which the plaintiff presently holds shares, and (ii) each account name and number through which the plaintiff invested in each such fund.

e. If the court rules in favor of defendants on the motion described in paragraph 4(c) below, within 60 days thereafter, fund derivative plaintiffs will produce documents evidencing such ownership during the relevant time period. Notwithstanding the foregoing, unless resolved by the Court's ruling on the motion described in paragraph 4(c), fund derivative plaintiffs expressly reserve their right to object to the production of documents prior to the time period for which the defendants agree or are ordered to provide discovery to the fund derivative plaintiffs.

f. If not already provided, the parties shall serve the disclosures required by Rule 26(a)(1) on or before July 16, 2007.

g. Unless otherwise ordered in a particular sub-track, all fact discovery shall conclude by December 21, 2007.[2]

3. Expert Discovery.

Absent agreement of the parties or unless otherwise ordered by the Court in a particular sub-track, the following schedule shall govern expert discovery:

1. Plaintiffs shall designate any expert witness by January 18, 2008.

2. Defendants shall designate any expert witness by February 15, 2008.

3. Plaintiffs shall designate any rebuttal expert by February 29, 2008.

4. All expert designations shall be accompanied by the information and documents required by Fed.R.Civ.P. 26(a)(2).

---

[2] The parties in the Franklin Templeton sub-track have agreed that sub-track specific discovery will be completed in the first half of 2008, which takes into account the unavailability of Franklin Templeton and its attorneys in the fourth quarter of 2007 due to a long-set, complex trial commitment in California. See Wolf Popper Status Letter to Judge Davis dated April 27, 2007 (Doc. 999). The Franklin Templeton Defendants anticipate that expert discovery in its sub-track would begin soon thereafter, as may be practicable, with summary judgment motions to follow. Parties in the Franklin Templeton sub-track shall be bound by the cross-track discovery schedule set forth in this order.

5. All expert discovery (including expert depositions) shall be completed by March 28, 2008.

4. Defendants may make a motion to raise the following issues:

a. Whether plaintiffs have Article III standing to assert claims in connection with funds that the plaintiffs did not own in the same mutual fund complex (*See In re Mutual Funds Investment Litigation*, 348 F.Supp. 2d 845, 853 n.4 (D. Md. 2005));

b. Whether a plaintiff who owned shares in a particular fund can serve as the representative of a class certified for trial purposes of all injured shareholders within that mutual fund complex; and

c. Whether § 36(b) under the Investment Company Act of 1940 requires plaintiffs to have held shares at the time of the conduct complained of.

d. The briefing on any such motion shall be made on the following schedule:

i. Defendants' motion to be filed by July 3, 2007. Defendants' memoranda in support of the motion shall not exceed 70 pages in total, exclusive of tables of contents and citations.

ii. Plaintiffs' opposition to be filed by August 3, 2007. Plaintiffs' memoranda in opposition shall not exceed 70 pages in total, exclusive of tables of contents and citations.

iii. Defendants' reply to be filed by August 17, 2007. The reply memoranda shall not exceed 40 pages in total, exclusive of tables of contents and citations.

e. Plaintiffs shall be allowed 60 days after the Court's ruling on the motion to amend any complaint, if appropriate, to add any additional plaintiffs. At the time of any amendment, plaintiffs' counsel shall provide defendants with the information described in paragraphs 2(c) through (e) above. Defendants in any track may oppose any such amendment within 30 days of the amendment.

5. Class Certification Motions

Plaintiffs' class certification motion shall by filed by April 25, 2008, unless the parties agree or the Court orders, in light of its ruling on defendants' motion described in paragraph 4 above, to brief class certification on a different schedule. Plaintiffs' Administrative Chair (or his designee) and [counsel designated by defendants] shall confer about a schedule to bring class certification issues to the Court and brief those issues in a manner that reduces duplicate briefing and permits the Court to consider similar issues raised in the various cases at the same time and in an efficient manner. If counsel are not able to reach agreement, then they shall contact the Court and arrange a procedure to present any issues in an appropriate and efficient manner.

6. Summary Judgment Motions.

a. Before the conclusion of expert discovery, Plaintiffs' Administrative Chair (or his designee) and [counsel designated by defendants] shall confer about a procedure and schedule to bring summary judgment issues to the Court and brief those issues in a manner that reduces duplicate briefing and permits the Court to consider similar summary judgment issues raised in the various cases at the same time and in an efficient manner. If counsel are not able to reach agreement, then they shall contact the Court and arrange a procedure to present any issues in an appropriate and efficient manner.

b. Absent agreement concerning the procedure for resolving summary judgment issues as described in subsection (a), or further order of the Court, all summary judgment motions shall be filed by April 25, 2008.

7. Cross-Track Discovery.

a. All counsel shall use their best efforts to avoid duplication, inefficiency and inconvenience to the Court, other parties, other counsel and witnesses. Nothing stated herein, however, shall be construed to diminish the right of any party to be heard by the Court on matters as to which there is a genuine disagreement among counsel.

b. Lead Counsel in each fund family sub-track shall coordinate among themselves, with plaintiffs' counsel in their sub-track and with Plaintiffs' Administrative Chair before attempting to schedule or notice a deposition pursuant to Federal Rule of Civil Procedure 30(b)(6) or a deposition of a witness who is reasonably believed to have relevant knowledge that may bear on the issues in more than one Action (a "cross-track witness"). In the event of any dispute that cannot be amicably resolved, Plaintiffs' Administrative Chair shall designate one Lead Counsel to schedule and notice a deposition of a cross-track witness.

c. Defendants shall coordinate among themselves before attempting to schedule or notice a deposition of a cross-track witness. Defendants shall designate one counsel to schedule and notice a deposition of a cross-track witness.

d. All depositions of a cross-track witness shall be considered cross-noticed in all cases in these coordinated and consolidated proceedings, and all parties may attend and participate in the examination of the witness. Absent agreement of the parties or good cause shown to the Court, no deposition of a cross-track witness shall be taken on less than 21 days notice.

e. Unless agreed otherwise by Plaintiffs' Administrative Chair or his designee, and counsel for the MDL defendant with which the witness was affiliated at the time of the relevant events (or his/her designee), if any, or pursuant to an order of the Court issued for good cause shown, no cross-track witness shall be deposed more than once. A party seeking to take an additional deposition of a cross-track defendant shall provide counsel for the MDL defendant with which the witness was affiliated at the time of the relevant events, if any, and counsel for the witness a written communication setting forth the basis for the additional deposition and a list of subjects on which it seeks to depose the witness.

f. Counsel who notice a cross-track witness deposition will ordinarily conduct the principal examination of the deponent. If the deposition is noticed by counsel for plaintiffs, the plaintiffs' counsel that noticed the deposition shall first conduct their examination, followed by all other plaintiffs' counsel, followed by any cross-examination or direct examination by counsel for defendants. If the deposition is noticed by counsel for defendants, the defendants' counsel that noticed the deposition shall first conduct their examination, followed by all other defendants' counsel, followed by any cross-examination or direct examination by counsel for plaintiffs. All counsel shall make best efforts to coordinate their examinations and avoid duplicative examination and unnecessary expense to the parties and witnesses.

g. Counsel are expected to comply with this Court's Discovery Guidelines 5, 6 and 7 at every deposition. In addition, the objection of one counsel to a question will serve as an objection by all counsel, so that the objection need not be repeated by another counsel to preserve that objection on behalf of such other counsel. Any objection to the form of a question shall be deemed to have been made (i) on behalf of all the other parties, and (ii) on all grounds for a form objection.

h. The parties shall attempt to conduct depositions of cross-track witnesses at a place that is convenient for the deponent. Depositions shall be noticed for a location in and shall be conducted in the city or metropolitan area where the cross-track witness is located, unless the witness, and the party noticing the deposition agree otherwise.

i. Unless otherwise authorized by the Court, or stipulated by Plaintiffs' Administrative Chair (or his designee) and counsel for the MDL defendant with which the witness was affiliated at the time of the relevant events (or his/her designee), if any, no examination, or cross-examination of a cross-track witness by counsel for plaintiffs shall exceed 14 hours on the record in length. Plaintiffs' counsel shall cooperate so examinations do not exceed the allotted time. Unless otherwise authorized by the Court, or stipulated by Plaintiffs' Administrative Chair (or his designee) and counsel for the MDL defendant with which the witness was affiliated at the time of the relevant events (or his/her designee), if any, no examination, or cross-examination of a cross-track witness by counsel for defendants shall exceed 14 hours on the record in length. Counsel for Defendants shall cooperate so examinations do not exceed the allotted time. A deposition day shall consist of 7 hours on the record, exclusive of breaks, unless otherwise agreed to or ordered by the Court.

8. If no settlement has taken place in a particular sub-track by April 30, 2008, the parties shall confer to determine whether mediation might serve as a means to resolve the entire action or certain elements of the action.

9. Any party may apply for modification of this Order for good cause shown, which shall include, without limitation, developments in MDL 1586.

J. Frederick Motz
United States District Judge

Catherine C. Blake
United States District Judge

Andre M. Davis
United States District Judge

END